January 25, 2008

MEMORANDUM

VIA EDGAR AND FACSIMILE

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0305

For Commission Use Only

RE:     Johnson Outdoors Inc.
Form 10-K for the Fiscal Year Ended September 28, 2007
File No. 000-16255

Dear Ms. Cvrkel:

This following are the responses of Johnson Outdoors Inc. (the “Company”) to the comments in the letter of the Staff of the Securities and Exchange Commission, dated January 10, 2008 (the “Comment Letter”), received by the Company on the same date, relating to the Company’s Form 10-K for the fiscal year ended September 28, 2007.  The numbered responses set forth below correspond to the numbered paragraphs in the Comment Letter.  Following each comment, we provide our response (in regular type).  If you would like to discuss our responses, you may contact David Johnson, Vice President and Chief Financial Officer of the Company, at (262) 631-6640 or Derek Coffie, Corporate Controller of the Company, at (262) 631-6698.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 28, 2007

Selected Consolidated Financial Data, page 13

1.
We note from your disclosures on page 11 that you declared cash dividends during fiscal 2007. Please revise future filings to disclose cash dividends declared per common share as part of your selected financial data. See Item 301 of Regulation S-K.

We note the Staff’s comment and in future filings the Company will disclose cash dividends declared per common share as part of our Selected Consolidated Financial Data.

Management’s Discussion and Analysis
– Results of Operations, page 15

2.
We note that your discussion of operating results for fiscal 2007 as compared to fiscal 2006 focuses solely on the changes in operating profit.  Please revise future filings to discuss and analyze cost of sales, gross profit, and each significant component of operating expenses separately for each segment. Because margins are impacted by both net sales and cost of sales or operating expenses, we believe a separate discussion of cost of sales and operating expenses is appropriate. Also, please ensure your discussion of cost of sales and operating expenses quantifies and discusses the significant cost components within these broad categories and changes in these cost components, such as labor costs, product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. See Item 303(A)(3) of Regulation S-K.

We note the Staff’s comment and in future filings the Company will include a discussion and analysis of cost of sales, gross margin and significant components of operating expenses separately for each segment in its Results of Operations.

 – Market Risk Management, page 21

3.
We note your disclosure of market risk stemming from changes in foreign currency exchange rates. Please revise future filings to ensure that the disclosure about foreign currency exchange rate risk is presented in one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

We note the Staff’s comment and in future filings the Company will revise its  Market Risk Management disclosure to include a discussion of foreign currency exchange rate risk using one of the three disclosure alternatives provided in Item 305 of Regulation S-K.

– Critical Accounting Estimates
– Goodwill and Other Intangible Assets Impairment, page 22

4.
Reference is made to your “goodwill and other intangible assets impairment” critical accounting policy. In light of the fact that goodwill and intangible assets represent a significant portion of your total assets on your consolidated balance sheets in each of the periods presented, please revise future filings to expand your discussion to include the factors and/or indicators used by management to evaluate whether the carrying value of goodwill or other intangible assets may not be recoverable. Also, please disclose the significant estimates and assumptions used by management in assessing the recoverability of the net carrying value of the asset(s), and further, in determining the amount of any impairment loss to be recognized.

We note the Staff’s comment and in future filings the Company will revise its Critical Accounting Policy on Goodwill and Other Intangible Asset Impairment to include expanded discussions regarding factors and/or impairment indicators used by management to evaluate whether the carrying value of goodwill or other intangible assets may not be recoverable.  Further, the discussions will include the significant assumptions and estimates used by management in assessing the recoverability of the net carrying value of these assets and, if applicable, the amount of any impairment recognized.

Statements of Cash Flows, page F-7

5.
We note your presentation of “Other, net” as a component of the change in operating assets and liabilities, net of effect of businesses acquired or sold. In light of the significance of this amount to cash provided by operating activities in fiscal 2006, please revise future filings to separately identify the nature and amount of the significant components included in the “other, net” amount.

We note the Staff's comment and in future filings the Company will revise its Consolidated Statement of Cash Flows to further identify the nature and amount of the components included in the “Other, net” line.

Notes to the Financial Statements
Note 1. Summary of Significant Accounting Policies
– Impairment of Goodwill and Other Indefinite Lived Intangibles, page F-9

6.
We note your disclosure of the additional goodwill in 2007 and 2006 due to purchase price allocations of recent acquisitions. In future filings, please disclose information about the changes in the carrying amount of goodwill for each period for which a balance sheet is presented both in total, and for each reportable segment. See paragraph 45 of SFAS No. 142.

We note the Staff’s comment and in future filings the Company will revise Note 1 Summary of Significant Accounting Policies to include a tabular reconciliation, and related discussion, of the changes in the carrying amount of goodwill for each reportable segment for each balance sheet period presented.

Note 1 – Summary of Significant Accounting Policies
Earnings pre Share, page F-11
Note 9 – Common Stock, page F-24

7.
We note from the disclosures in Note 9 to the financial statements that the holders of Class A common stock are entitled to receive dividends equal to 110% of the amount of any dividends (other than stock dividends) that are paid by the Company with respect to shares of Class B common stock. Given that the Company’s Class A and Class B shares do not share equally in earnings, it appears that the Company should be using the two-class method for purposes of computing basic and diluted earnings per share attributable to the Company’s Class A and Class B common shares pursuant to the guidance in paragraphs 60 and 61 of SFAS No. 128 and EITF 03-6. Please revise your earnings per share computations for all periods presented to comply with paragraphs 60 and 61 of SFAS No. 128 and EITF03-6, if the impact is material.

We note the Staff’s comment and in future filings the Company will disclose basic and fully diluted earnings per share in accordance with the guidance set forth in SFAS No. 128 paragraphs 60 and 61 and EITF 03-06.  For the Staff’s reference, the revised calculation prepared in accordance with the guidance set forth in SFAS No. 128 paragraphs 60 and 61 and EITF 03-06 and a comparison of this revised calculation with the basic and diluted earnings per share amounts as originally reported are shown below:

Basic Earnings Per Share:

Basic Earnings Per Share:	2007		2006		2005
	Class A	Class B	Class A	Class B	Class A	Class B
Revised Calculation Per EITF 03-06:
Distributed Earnings	$0.11	$0.10	$-	$-	$-	$-
Undistributed Earnings	0.91	0.83	0.98	0.89	0.99	0.88
Total	1.02	0.93	0.98	0.89	0.99	0.88

As Reported	1.02	(1)	0.97	(1)	1.01	(1)

Difference	$-	(1)	$0.01	(1)	$(0.02)	(1)
(1) Amounts not reported in previous periods for Class B Shares

Fully Diluted Earnings Per Share:

In doing the comparison noted above, the Company has calculated no difference in diluted earnings per share due to the convertibility of the Company’s shares of Class B common stock into shares of Class A common stock on a 1 for 1 basis.  Accordingly, the fully diluted earnings per share calculation assumes this conversion has occurred and, therefore, there is no change in the reported amount when calculating the earnings per share information in accordance with paragraphs 60 and 61 of SFAS 128 and EITF 03-6.

The Company will revise future filings to compute and disclose basic and diluted earnings per share under the two class method of computing basic and diluted earnings per share attributable to the Company’s Class A and Class B common shares pursuant to the guidance in paragraphs 60 and 61 of SFAS 128 and EITF 03-6.  In addition to the computations included above, we considered the following factors in determining whether to amend our prior filings:

●
The change in the calculated Basic Earnings Per Class A share is not material. There was no impact on Basic Earnings Per Share in 2007, the difference in 2006 is approximately 1% and the difference in 2005 is approximately 2%.

●	The change in the calculated Basic Earnings Per Class A and B shares does not impact analysts' consensus expectations for the Company.

●	The change in the calculated Basic Earnings Per Class A and B shares for 2007, 2006 and 2005 does not impact the Company’s compliance with loan covenants or other contractual requirements.

●	The change in the calculated Basic Earnings Per Class A and B shares for 2007, 2006 and 2005 does not impact (increase or decrease) management's compensation.

●
The change in the calculated Basic Earnings Per Class B share, while larger than the changes in Basic Earnings Per Class A share, is not significant given the nature of the Class B shares. We considered the following qualitative and quantitative factors with respect to the shares of Class B common stock:

o	Class B shares are not publicly traded.

o	Class B shares are convertible 1 to 1 to Class A shares.

o	Class B shares are 99% held by the Johnson Family, who have a controlling interest in the Company.

●	There is no change in the reported fully diluted calculation for 2007, 2006 and 2005.

Note 4 – Indebtedness, page F-17

8.
We note from your disclosure on page 9 that your credit agreement and certain other of your debt instruments include provisions that place limitations on a number of your activities, including among other things, your ability to pay dividends. Please revise Note 4 in future filings to include disclosure of all restrictive covenants, including the restriction on your ability to pay dividends. See paragraphs 18-19 of SFAS No. 5 and Rule 4-08(c) of Regulation S-X.

We note the Staff’s comment and the Company will revise future filings to disclose restrictive covenants imposed on the Company by its credit agreement and other debt instruments in Note 4 – Indebtedness.

Note 6 – Income Taxes, page F-19

9.
We note in your disclosure that you increased the U.S. federal rate used in valuing deferred tax assets from 34% to 35% during 2007 and reduced the state income tax rate used in valuing deferred tax assets during December 2006. Please tell us why you determined that it was appropriate to change the tax rates used in valuing deferred tax assets during fiscal 2007. Also, tell us why you believe this is a change in accounting estimate and not a correction of an error. Additionally, please revise future filings to include the disclosures required by SFAS 154.

We note the Staff’s comment, and supplementally advise the Staff that the only change to rates used in valuing deferred tax assets in fiscal 2007 was the change in the U.S. Federal rate.  In years prior to 2007, the Company had calculated its deferred tax assets using a 34% federal income tax rate as its pre-tax income in future years when the temporary differences were expected to reverse was expected to be less than $10.0 million.  As the Company prepared its long range plan during 2007, its expectations for future pre-tax income increased and is now expected to be greater than $10.0 million in future years when the temporary differences are expected to reverse.  As a result of this increase in the estimated future pre-tax income in future years, the Company’s tax rate is expected to be 35% and the deferred tax assets should reflect this change in accounting estimate.  The threshold for using the federal tax rate bracket of 35% is pre-tax income in excess of $10.0 million.

Additionally, we note the Staff’s comment with regard to SFAS No. 154 and will incorporate disclosures, as appropriate, in future filings.

Note 12 – Segments of Business, page F-26

10.
We note that the Watercraft segment has $6.5 million and $5.5 million of goodwill as of September 28, 2007 and September 29, 2006, respectively. In light of the operating losses incurred by the Watercraft segment over the last several years, please explain to us why you believe that the goodwill attributable to this segment is not impaired. As part of your response, please include the nature of the significant assumptions used by management in the impairment analysis for the goodwill in this segment.

We note the Staff’s comments and supplementally advise the Staff that we believe that the goodwill attributable to our Watercraft segment is not impaired.  Our Watercraft segment has  nine reporting units as defined in paragraph 30 of SFAS No. 142.  The goodwill recorded by the Watercraft segment is attributable to six of the identified reporting units.  The operating losses reported as part of the Watercraft segment in fiscal 2007 and fiscal 2006 are attributable to specific reporting units which do not have goodwill assets.  The following details our process and significant assumptions:

●	As required by SFAS No.142 we perform an annual test to determine if goodwill recorded at our reporting unit levels is impaired.
●
In order to assess the fair value of these reporting units, the Company has used a valuation technique that considers multiples of revenues and earnings.  We use a valuation technique to assess fair value of reporting units as quoted market prices in active markets are not available.  As part of our annual impairment test the Company used revenue multiples of 1.3 times and EBITDA multiples of 8 times.  These multiples were determined by using comparable market data for public companies that are comparable in nature, scope, and size to the respective reporting unit being valued.

●
Following determination of the fair value of the reporting units, the Company compared these values to the recorded carrying values and determined that no impairment existed at September 28, 2007 and September 29, 2006.

Note 14 – Litigation, page F-29

11.
We note in your disclosure that in fiscal 2007 you reached a settlement agreement with Confluence Holdings Corp. that ended a long-standing intellectual property dispute and resulted in a one-time payment to Confluence Holdings Corp. of $4.4 million. Please explain to us why you had not accrued any amounts related to this potential loss prior to fiscal 2007. As part of your response, please explain to us when the property dispute was initiated and why you believe that it was appropriate not to accrue a liability prior to the settlement in July of 2007. Also, in future filings, when there is at least a reasonable possibility that a loss may have been incurred and no accrual is made for the loss contingency, please disclose the nature of the contingency and an estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made. See paragraph 10 of SFAS No. 5. Additionally, please tell us, and disclose in future filings, the amount of insurance proceeds, if any, you expect to recover related to this settlement.

We note the Staff's comment and we supplementally advise the Staff that the Company believes the timing and recognition of the liability related to the intellectual property dispute with Confluence Holdings Corp. (Confluence), which originally began in 2002, was appropriately recorded in the quarter ended June 29, 2007.

The intellectual property dispute began in 2002 when a Company subsidiary, Old Town Canoe (OTC), sued Confluence for patent infringement related to manufacturing processes for which the Company held a U.S. Patent (now expired).  In 2004, following a verdict for the defendant in the 2002 action, Confluence brought suit against OTC and the Company alleging false marking, false advertising, violation of antitrust laws and malicious prosecution.  The Company promptly notified its insurance carriers of the Confluence claims and requested that the insurers defend the Company under the terms of the relevant policies.

Provided below are the relevant milestones and accounting considerations related to the Confluence dispute that the Company considered:

●
Year End Fiscal 2006. The Company, in conjunction with its external legal advisors, determined that although the Company had held preliminary discussions with Confluence to settle this case, the probability of an unfavorable outcome was assessed to be remote and therefore no accrual was recorded and no specific disclosures were made in the Company’s Form 10-K as set out in paragraph 10 of SFAS No. 5.

●
Second Quarter Fiscal 2007. In January 2007, the Company’s Board of Directors received an update on the case and an estimation of the costs to continue litigation.  Following this update, the Board gave management authority, at management’s discretion, to settle the case at a scheduled mediation.  Although management had the required authority to settle the case, they determined that litigation of the matter was still the most likely outcome and that the Company would likely prevail in any such litigation.  In fact, mediation did not produce a settlement.  Consequently, management determined that the probability of an unfavorable outcome was still remote and, therefore, no accrual or disclosures were required in the Company's Form 10-Q for the three month period ended March 30, 2007 as set out in paragraph 10 of SFAS No. 5.

●
Third Quarter Fiscal 2007. During the 3rd quarter of fiscal 2007, the Company engaged a new litigator to review the Company’s discovery and other factors related to this case and its litigation strategy, working in conjunction with the Company’s intellectual property, antitrust and insurance counsel.  While this review was being carried out the Company continued to believe that litigation was the most likely outcome.  However, in May 2007, the new litigator completed the review and presented findings to the Company.  Based on this presentation, the Company decided to settle the case.  Accordingly, the Company concluded that it was now probable that it would have an unfavorable outcome and began estimating the level of the loss that would be incurred.  The Company began developing an estimate of the potential exposure of the settlement.  On July 10, 2007, before the issuance of its 3rd quarter results, the Company concluded a settlement of $4.4 million with Confluence.  Based on the guidance in paragraph 8a of SFAS No. 5, the Company recorded an accrual for this settlement as part of its results for the quarter ended June 30, 2007.

The Company will revise future filings as appropriate to disclose amounts of insurance proceeds that are expected related to this claim, subject to contingent gain recognition requirements as set forth in SFAS No. 5.  The Company will also consider and disclose in future filings, as applicable, a further discussion of contingent liability matters, including the nature of the contingency, when there is a reasonable possibility that a loss has been incurred and an estimate of the amount, or a range of the amount of the possible loss can be made in accordance with the requirements of SFAS No. 5.

With regard to the amount of insurance proceeds the Company expects to recover related to the legal settlement with Confluence, the Company has made a claim with its insurance carriers to recover the $4.4 million settlement, plus defense costs (approximately $0.8 million).  This matter is presently the subject of litigation in the Eastern District of Wisconsin.  The Company is unable to estimate at this time the amount of insurance recovery.

Note 15 – Significant Event, page F-29

12.
We note in your disclosure that in fiscal 2007 you recognized gains of $2.8 million as a result of insurance recoveries of $1.1 million related to asset losses and $1.7 million related to business interruption claims from the flood. Please explain to us how you have presented the receipt of the insurance proceeds in the statement of cash flows in 2007. Please note that business interruption proceeds and recoveries related to inventory or assets under operating leases should be classified as operating activities and insurance recoveries related to losses of property and equipment should be classified as investing activities. Refer to paragraph 22c of SFAS No. 95.

We note the Staff’s comment and supplementally advise the Staff that the Company received $736,098 of insurance proceeds which were related to property and equipment losses during the Company’s fiscal quarter ended June 30, 2006, for which insurance proceeds were received in the Company’s fiscal 2006 and 2007 years.  The Company will revise its future filings to reclassify these proceeds as investing activities.  The proceeds were originally presented as operating activities in the Statement of Cash Flows for the years ended September 29, 2006 and September 28, 2007.

* * *

The Company appreciates the Staff’s comments and trusts the above discussion satisfactorily answers all questions raised.

Very truly yours,

/s/ David W. Johnson

David W. Johnson
Vice President and Chief Financial Officer

cc:    Claire Erlanger, Securities and Exchange Commission
James Bedore, Reinhart Boerner Van Deuren s.c.
Eric Hagemeier, Reinhart Boerner Van Deuren s.c.
Kevin Klimara, Ernst & Young LLP
Stephen Mackey, Ernst & Young LLP